Exhibit 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months March 31, 2015	Three months March 31, 2014
	$’m	$’m

Revenue	271.5	259.4

Operating expenses	(146.8)	(142.7)
Exceptional items	(1.4)	(11.1)
Acquisition related items	-	(2.8)
Amortisation – acquisition related	(14.4)	(14.2)
Depreciation and amortisation – other	(24.9)	(23.3)
Share based compensation and related items	(9.9)	(3.0)
Other gains/(losses) – net	7.9	(2.5)

Operating profit	82.0	59.8

Finance costs – net	(4.1)	(4.4)
Share of results from joint venture	(2.6)	-

Profit before income tax	75.3	55.4

Income tax expense	(20.8)	(15.6)

Profit for the period	54.5	39.8

Profit attributable to:
Owners of the parent	54.8	39.8
Non-controlling interests	(0.3)	-

	54.5	39.8

	$	$
Basic earnings per share	0.30	0.23
Diluted earnings per share	0.29	0.22

Weighted average number of shares used to compute earnings per share, basic	183,259,470	176,728,360
Weighted average number of shares used to compute earnings per share, diluted	191,653,520	178,719,390

There were no discontinued operations for either period presented.

Markit Ltd.

Consolidated Balance Sheet (Unaudited)

	March 31, 2015	December 31, 2014
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	55.2	56.5
Intangible assets	2,784.6	2,823.3
Deferred income tax assets	4.4	4.2
Derivative financial instrument	0.6	0.9
Investment in joint venture	2.8	1.1

Total non-current assets	2,847.6	2,886.0

Current assets
Trade and other receivables	274.8	288.8
Derivative financial instruments	13.4	7.1
Current income tax receivables	0.5	0.4
Cash and cash equivalents	84.4	117.7

Total current assets	373.1	414.0

Total assets	3,220.7	3,300.0

Equity
Capital and reserves
Common shares	1.9	1.8
Share premium	529.9	456.8
Other reserves	(106.1)	(75.2)
Retained earnings	1,923.9	1,850.6

Equity attributable to owners of the parent	2,349.6	2,234.0
Non-controlling interest	36.3	36.6

Total equity	2,385.9	2,270.6

Liabilities
Non-current liabilities
Borrowings	226.0	349.2
Trade and other payables	143.4	143.1
Derivative financial instruments	-	0.6
Deferred income tax liabilities	30.9	30.2

Total non-current liabilities	400.3	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	141.4	203.7
Deferred income	187.0	194.2
Current income tax liabilities	18.5	19.7
Derivative financial instruments	1.2	2.3

Total current liabilities	434.5	506.3

Total liabilities	834.8	1,029.4

Total equity and liabilities	3,220.7	3,300.0

Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m

Profit before income tax	75.3	55.4
Adjustment for:
Amortisation – acquisition related	14.4	14.2
Depreciation and amortisation – other	24.9	23.3
Fair value gains on derivative financial instruments	(0.1)	(0.6)
Share based compensation	9.1	9.3
Finance costs – net	4.1	4.4
Share of results from joint venture	2.6	-
Foreign exchange (gains)/losses and other non-cash charges in operating activities	(0.9)	3.0
Changes in working capital:
Decrease/(increase) in trade and other receivables	2.5	(7.5)
Decrease in trade and other payables	(56.3)	(49.1)

Cash generated from operations	75.6	52.4

Cash flows from operating activities
Cash generated from operations	75.6	52.4
Interest paid	(1.6)	(2.0)
Income tax paid	(13.1)	(9.0)

Net cash generated from operating activities	60.9	41.4

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(85.9)
Purchases of property, plant and equipment	(5.8)	(6.6)
Purchases of intangible assets	(34.1)	(27.5)
Investment in joint venture	(7.6)	-
Interest received	-	0.1

Net cash used in investing activities	(47.5)	(119.9)

Cash flows from financing activities
Proceeds from issuance of common shares	79.9	1.4
Share buy back	(22.0)	(26.3)
Proceeds from borrowings	-	100.0
Repayments of borrowings	(103.0)	(30.0)
Prepaid facility fees	-	(3.9)

Net cash (used in)/generated from financing activities	(45.1)	41.2

Net decrease in cash and cash equivalents	(31.7)	(37.3)

Cash and cash equivalents at beginning of period	117.7	75.3
Net decrease in cash and cash equivalents	(31.7)	(37.3)
Exchange losses on cash and cash equivalents	(1.6)	-

Cash and cash equivalents at end of period	84.4	38.0

Markit Ltd.

Notes to the consolidated financial statements

1.	Operating expenses

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Personnel costs	91.9	89.1
Operating lease payments	4.2	3.8
Technology costs	22.6	23.2
Subcontractors and professional fees	10.5	10.5
Other expenses	17.6	16.1

	146.8	142.7

The operating expenses above exclude exceptional items, acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

2.	Exceptional items

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Exceptional items:
- Legal advisory costs	1.4	1.1
- IPO preparation and execution costs	-	3.7
- Accelerated share based compensation charges	-	6.3

	1.4	11.1

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company”) and its subsidiaries (hereafter the “Group”).

IPO preparation and execution costs consist of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

In the first quarter 2014, based on management’s expectation of completion of an IPO, the Group incurred a non-recurring charge for the accelerated vesting of options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

4